AM
11-8-2004

VF 11-5-04

04016514

STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 01 2004
WASH, D.C.
185

SEC FILE NUMBER
8-53445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **09/01/03** (MM/DD/YY) AND ENDING **08/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MARSHALL FINANCIAL, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 SOUTH 5TH STREET, SUITE 3000
(No. and Street)

MINNEAPOLIS (City) **MN** (State) **55402** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth R. Larsen **(612) 376-1310**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name - *if individual, state last, first, middle name*)

4200 Wells Fargo Center (Address) *Minneapolis* (City) *MN* (State) *55402* (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions,

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounts must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-S(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth R. Larsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARSHALL FINANCIAL, INC., as of August 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HOLLY GRIGSBY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

MARSHALL FINANCIAL, INC.

(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Statements of Financial Condition

August 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

MARSHALL FINANCIAL, INC.
(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

Board of Directors
Marshall Financial, Inc.:

We have audited the accompanying statements of financial condition of Marshall Financial, Inc. (the Company) (a wholly owned subsidiary of The Marshall Group, Inc.) as of August 31, 2004 and 2003. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marshall Financial, Inc. as of August 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

October 15, 2004

MARSHALL FINANCIAL, INC.
(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Statements of Financial Condition

August 31, 2004 and 2003

Assets		2004	2003
Cash and cash equivalents	$	1,293,371	1,427,023
Receivables from clearing firm		19,480	—
Other receivables		9,441	28,135
Notes receivable		196,000	196,000
Due from affiliates		—	180,423
Other assets		4,589	3,391
Total assets	$	1,522,881	1,834,972
Liabilities and Stockholder's Equity			
Accounts payable:			
Clearing firm	$	728	73,372
Operating		28,775	3,645
Total accounts payable		29,503	77,017
Accrued liabilities		14,471	26,310
Due to affiliates		178,438	—
Total liabilities		222,412	103,327
Commitments and contingencies (note 6)			
Stockholder's equity:			
Preferred stock, $0.01 par value. Authorized 2,500,000 shares; none issued and outstanding		—	—
Common stock, $0.01 par value. Authorized 5,000,000 shares; 2,500,000 issued and outstanding		25,000	25,000
Additional paid-in capital		2,475,000	2,475,000
Accumulated deficit		(1,199,531)	(768,355)
Total stockholder's equity		1,300,469	1,731,645
Total liabilities and stockholder's equity	$	1,522,881	1,834,972

See accompanying notes to financial statements.

MARSHALL FINANCIAL, INC.

(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Notes to Financial Statements

August 31, 2004 and 2003

(1) Summary of Significant Accounting Policies

Marshall Financial, Inc. (the Company) is a wholly owned subsidiary of The Marshall Group, Inc. (TMG). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and underwrites municipal and corporate securities. The Company also markets and trades fixed income and equity securities.

All security transactions are cleared on a fully disclosed basis through National Financial Services.

The following is a summary of significant accounting policies followed by the Company:

(a) *Cash and Cash Equivalents*

For financial reporting purposes, the Company considers all investments with original maturities of three months or less to be cash equivalents.

(b) *Fair Value of Financial Instruments*

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

(c) *Due from/to Affiliates*

The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of TMG. In the ordinary course of business, the Company receives cash advances from TMG, which have been used for both general operating purposes and to fund its operating losses. Such advances are subject to an annual fixed interest rate of 8% and are payable upon demand. In addition, the Company also may receive from (owe to) TMG amounts related to tax balances. TMG has the means and intent to continue funding the Company's operating losses for the foreseeable future.

(d) *Use of Estimates*

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Financing Arrangements

The Company has an arrangement with National Financial Services, which allows the Company to borrow funds to finance its underwriting activity. Amounts borrowed under this arrangement fluctuate daily based on the timing of customer and broker-dealer trades and issues underwritten by the Company. The Company pays interest under this arrangement at interest rates approximating commercial lending rates. At August 31, 2004 and 2003, no amounts were outstanding on this facility.

(Continued)

MARSHALL FINANCIAL, INC.
(A Wholly Owned Subsidiary of The Marshall Group, Inc.)

Notes to Financial Statements

August 31, 2004 and 2003

(3) **Note Receivable**

The Company entered into a $196,000 note receivable, bearing 0% interest, with a non-affiliated party on April 9, 2003. The principal amount of the note is due to the Company in full on the later of April 30, 2005 or immediately following the final endorsement and issuance of a GNMA project loan certificate.

(4) **Income Taxes**

The Company and TMG file combined state income tax returns, except in certain states where separate returns are filed. The Company is included in the consolidated federal income tax returns filed by TMG. The Company's income tax benefit was determined based on the Company's net loss utilized by TMG on its consolidated income tax return. Tax balances are received from (paid to) TMG on a current basis through due from/to affiliates.

The Company had deferred tax assets at August 31, 2004 and 2003 are as follows:

		2004	2003
Net operating loss carryforward	$	25,684	142,893
Organization costs		399	607
Vacation accruals		5,856	5,883
Deferred tax asset		31,939	149,383
Valuation allowance		(31,939)	(149,383)
Net deferred tax asset	$	—	—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate sufficient future taxable income.

(5) **Net Capital Requirements**

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At August 31, 2004 and 2003, the Company's net capital, as defined, of $1,064,671 and $1,313,420, respectively, was $814,671 and $1,063,420, respectively, in excess of the minimum net capital required.

The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(Continued)

MARSHALL FINANCIAL, INC.
(A Wholly Owned Subsidiary of The Marshall Group, Inc.)
Notes to Financial Statements
August 31, 2004 and 2003

(6) Commitments and Contingencies

(a) Underwriting Commitments

In the ordinary course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at August 31, 2004 have subsequently settled and had no material effect on the statement of financial condition.

(b) Contingencies

The Company is a defendant in various actions, suits, or proceedings before a court or arbitrator or respondent that are incidental to its business. Although the outcome of these matters is uncertain, it is the opinion of management that facts known at the present time do not indicate that the ultimate resolution of the claims or litigation would have a material effect on the Company's financial position.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

The Company does not believe that it has any significant concentrations of credit risk.

(8) Transactions with Related Parties

TMG provides office space, certain equipment, and certain managerial and administrative services in connection with the Company's business. These costs are allocated to the Company using an allocation method developed by management of TMG.